UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2023
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Biopharma Announces Q4/22 & Full-Year 2022 Results and Operational Highlights”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: April 28, 2023	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

Press Release

RedHill Biopharma Announces Q4/22 & Full-Year 2022
Results and Operational Highlights

Having extinguished all debt and significantly reduced cost-base, RedHill is now focused on late-stage pipeline advancement, in collaboration with U.S. and other governments, commercial growth and revenue-generating product acquisition opportunities
--
Opaganib selected by NIH’s Radiation and Nuclear Countermeasures Program (RNCP)
for Acute Radiation Syndrome (ARS) testing; FDA guidance provided on opaganib
Animal Rule regulatory pathway, with Priority Review Voucher potential
--
Positive UK MHRA scientific advisory meeting for RHB-102 (BEKINDA®) - UK Marketing
Authorisation Application (MAA) for oncology support planned; Discussions with potential commercialization partners ongoing
--
Talicia® delivers year-over-year prescription growth of 57% and first ever warranty program for a widespread community-treated condition1established
--
Cash balance of $36.1 million as of December 31, 20222; Reduced operating loss of $9.9 million in Q4/22, compared to $20.7 million in Q4/21; Following the sale of Movantik in exchange for all debt, the consolidated commercial organization will be transitioning to growing Talicia® and Aemcolo® sales and addressing the impact of gross-to-net allowances on revenues

TEL AVIV, Israel and RALEIGH, NC, April 28, 2022, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its fourth quarter and full year 2022 financial results and operational highlights.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “Having executed on our previously announced agreement with HCR, RedHill is now a debt-free company, with a significantly reduced cost-base, agreed HCR transition services revenues adding to existing revenue streams, and an exciting, U.S. Government supported, late-stage pipeline. We believe that RedHill has emerged from a challenging 2022 as a leaner company, well positioned to focus on potential growth. Our aim is now to maximize the sales of Talicia and Aemcolo, bring in new revenue-generating products and deliver on key late-stage pipeline catalysts. For a second quarter running, RedHill’s U.S. commercial operations, including Movantik sales, concluded with balanced cash flows in Q4/22 and continued Talicia’s growth curve, delivering year-over-year prescription growth of 57%. Indicative of our confidence in Talicia, and further supporting patient access, we are immensely proud to be the first pharmaceutical company to establish a warranty program for a widespread community-treated (non-hospital) condition, with RedHill committing to reimburse eligible patient out-of-pocket costs should Talicia not work1.”

1 Talicia Warranty Program eligibility: https://www.talicia.com/wp-content/uploads/2022/05/RHTC697-Cash-Pay-Warranty-Program-Leave-Behind.pdf

Mr. Ben-Asher continued: “The validation and acceleration of opaganib’s potential as a treatment for Acute Radiation Syndrome, following its selection for development by the NIH’s RNCP, along with applicability of the FDA Animal Rule regulatory pathway, is exciting. Opaganib has delivered promising efficacy signals, reported in several recently published preclinical studies, has a clinical trial safety database approaching 500 people and has a beneficial product profile, being an easy to administer and distribute oral pill with a five-year shelf-life. This positions opaganib to potentially address an important, high-focus market with an acute unmet medical need. The development of opaganib and RHB-107 for COVID-19 and other indications is also continuing under collaboration with U.S. Government agencies. The inherent value in our late-stage pipeline is further demonstrated by RHB-102’s positive UK MHRA pre-MAA scientific advice meeting, opening the door for a potential UK marketing approval submission and the identification of potential commercialization partners.”

Financial results for the three months ended December 31, 2022 (Unaudited)3

Net Revenues for the fourth quarter of 2022 were $12.8 million, as compared to $22.1 million for the fourth quarter of 2021. Despite Talicia and Movantik prescription growth, increased gross-to-net allowances reduced net revenues.

Cost of Revenues for the fourth quarter of 2022 was $8.6 million, as compared to $19.3 million for the fourth quarter of 2021. The difference is primarily attributable to a $9 million impairment related to Aemcolo recognized in the fourth quarter of 2021 and in line with the decrease in net revenues.

Gross Profit for the fourth quarter of 2022 was $4.2 million, as compared to $2.7 million for the fourth quarter of 2021. The increase is primarily attributable to the recognized impairment of the Aemcolo intangible asset in the fourth quarter of 2021 as detailed above and partially offset by the decrease in net revenues in the fourth quarter of 2022.

3 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

Research and Development Expenses for the fourth quarter of 2022 were $1.1 million, as compared to $5.9 million for the fourth quarter of 2021. The difference is attributable to the ongoing optimization of R&D costs and completion of clinical trials related to COVID.

Selling, Marketing and General and Administrative Expenses for the fourth quarter of 2022 were $13.0 million, as compared to $17.6 million for the fourth quarter of 2021. The difference is mainly attributable to the successful ongoing cost-reduction measures.

Operating Loss for the fourth quarter of 2022 was $9.9 million, as compared to $20.7 million for the fourth quarter of 2021, as detailed above.

Net Cash Used in Operating Activities for the fourth quarter of 2022 was $2.4 million, as compared to $14.9 million for the fourth quarter of 2021. The difference is attributable to the reduction in operating expenses which are due to the ongoing cost-reduction measures.

Net Cash Provided by Financing Activities for the fourth quarter of 2022 was $7.2 million comprised primarily of the public offering in the fourth quarter of 2022.

Cash Balance as of December 31, 2022, was $36.1 million2.

Financial results for the 12 months ended December 31, 20223

Net Revenues for the 12 months ended December 31, 2022, were $61.8 million, as compared to $85.8 million for the 12 months ended December 31, 2021. The reduction is attributable to increased gross-to-net allowances, mainly related to Movantik.

Cost of Revenues for the 12 months ended December 31, 2022, was $33.3 million, as compared to $49.4 million for the 12 months ended December 31, 2021. The decrease is mainly attributable to the implementation of cost reduction measures and goes hand-in-hand with the reduction in revenues and also from the $9 million impairment related to Aemcolo recognized in the fourth quarter of 2021.

Gross Profit for the 12 months ended December 31, 2022, was $28.5 million, as compared to $36.4 million for the 12 months ended December 31, 2021. The decrease mainly resulted from the decrease in revenues, enhanced due to the existence of the $9 million impairment related to Aemcolo recognized as cost of revenues in 2021.

2 Including cash, cash equivalents, short-term bank deposits and restricted cash.
3 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

Research and Development Expenses for the 12 months ended December 31, 2022, were $7.3 million, as compared to $29.5 million for the 12 months ended December 31, 2021. The difference is attributable to the ongoing optimization of R&D costs and completion of clinical trials related to COVID.

Selling, Marketing and General and Administrative Expenses for the 12 months ended December 31, 2022, were $64 million, as compared to $88 million for the 12 months ended December 31, 2021. The decrease is mainly attributable to various cost-control measures implemented during the second half of 2022, in particular the reduced salesforce.

Operating Loss for the 12 months ended December 31, 2022, was $42.8 million, as compared to $81.1 million for the 12 months ended December 31, 2021. The difference is primarily attributable to a reduction in operating expenses as detailed above.

Net Cash Used in Operating Activities for the 12 months ended December 31, 2022, was $29.2 million, as compared to $65.0 million for the 12 months ended December 31, 2021. The decrease is in line with the change in Operating Loss and is attributable to the completion of clinical trials related to COVID, as well as to the decrease in Selling, Marketing and General and Administrative Expenses that resulted from our cost reduction measures.

Net Cash Provided by Financing Activities was $11.5 million for the year ended December 31, 2022, comprised primarily of proceeds from equity offerings offset by payments in respect of intangible assets.

Business updates

On April 11, 2023, the Company announced that it received confirmation from The Nasdaq Stock Market LLC (“Nasdaq”) that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) for continued Nasdaq listing. To regain compliance with Nasdaq Listing Rule 5450(a)(1), the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days, which was achieved on April 5, 2023. Listing compliance follows the Company’s implementation of a ratio change of the Company’s American Depositary Shares (“ADSs”) to its non-traded ordinary shares from the previous ratio of one (1) ADS representing ten (10) ordinary shares to a new ratio of one (1) ADS representing four hundred (400) ordinary shares, which the Company announced on March 16, 2023. The ratio change came into effect on March 23, 2023, and the Company’s ADSs continue to be traded on the Nasdaq Global Market (“Nasdaq”) under the symbol “RDHL” with a new CUSIP Number 757468202.

On March 30, 2023, the Company announced that it had entered into a definitive agreement for a $6 million registered direct offering, and subsequently announced, on April 3, 2023, the closing of the offering for the purchase and sale of 1,500,000 of the Company’s ADSs (or ADS equivalents), series A warrants to purchase up to an aggregate of 1,500,000 ADSs and series B warrants to purchase up to an aggregate of 1,500,000 ADSs. The series A warrants have an exercise price of $4.75 per ADS, are exercisable immediately and have a term of five years following issuance, and the series B warrants have an exercise price of $4.00 per ADS, are exercisable immediately and have a term of nine months following issuance.

On February 6, 2023, the Company announced the extinguishment of all RedHill's debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement between RedHill's U.S. subsidiary RedHill Biopharma Inc. and HealthCare Royalty (“HCR”) announced February 25, 2020, as amended, in exchange for the transfer of its rights in Movantik® (naloxegol) to Movantik Acquisition Co., an affiliate of HCR. HCR assumed substantially all post-closing liabilities, and RedHill retained substantially all pre-closing liabilities relating to Movantik. As part of the parties' arrangement, and to ensure continuous patient care, RedHill will provide HCR with transition services for up to 12 months, paid for by HCR. HCR will retain security interests in certain RedHill assets until substantially all pre-closing liabilities relating to Movantik have been paid or other specific conditions are met.

On December 6, 2022, the Company announced the closing of an underwritten public offering with gross proceeds to the Company of approximately $8.0 million, before deducting underwriting discounts and other expenses payable by the Company. Adjusted following the March 23, 2023, ADS ratio change, the offering consisted of 800,000 units/pre-funded units consisting of (a) one ADS (or one pre-funded warrant to purchase one ADS in lieu thereof) and (b) one warrant to purchase one ADS at a price to the public of $10.0 per unit (or $9.96 per pre-funded unit after reducing $0.04 attributable to the exercise price of the pre-funded warrants).

Discussions are ongoing for external non-dilutive funding for additional RHB-107 Phase 3 COVID-19 development, the out-licensing of RHB-204 in multiple territories, and the in-licensing of new revenue-generating products.

Commercial Highlights

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)4
•	26% increase in Talicia prescriptions in Q4/22, compared to Q4/21, 57% year-over-year growth in Talicia prescriptions.
•	Talicia is the most prescribed branded agent by U.S. gastroenterologists and is on track to become the most prescribed branded H. pylori therapy in the U.S. in 2023.
•
On March 21, 2023, the Company announced the establishment of a warranty program for its Helicobacter pylori (H. pylori) eradication therapy, Talicia, in which RedHill commits to reimburse patient out of pocket costs should Talicia not work. This warranty commitment extends to all commercially insured and non-insured Talicia patients who complete the full 14-day treatment course and whose infection is not eradicated based on post-treatment confirmation testing[1]. It is believed that this is the first time a warranty program has been offered for a widespread community (non-hospital) treated condition, lowering the bar for patient access.

•
New Talicia data analyses were presented at Obesity Week (November 2022) and the World Gastro 2022 congress (August 2022) supporting the efficacy and safety of Talicia as empiric first-line treatment for H. pylori infection in patients regardless of obesity, body mass index (BMI) or diabetic status.

•	Total Talicia coverage stood at more than 202 million American lives as of December 31, 2022.

4 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

Aemcolo® (rifamycin)5
•
On December 5, 2022, the Company announced that the FDA Exclusivity Board has granted Aemcolo five years' exclusivity under the FDA's Qualified Infectious Disease Product (QIDP) designation in addition to the five years NCE data exclusivity, extending regulatory exclusivity through to 2028.

Movantik® (naloxegol)6
•
Movantik stopped being a RedHill product on February 6, 2023, with ownership transitioned to Movantik Acquisition Co., an affiliate of HCR, in exchange for extinguishment of all RedHill's debt obligations with HCR. Revenues for Movantik were recorded up to and including February 1, 2023.

•	As part of the agreement, and to ensure continuous patient care, RedHill will provide HCR with transition services for up to 12 months, paid for by HCR.

R&D Highlights

Opaganib (ABC294640)7 - A novel broad-acting, host-directed oral antiviral targeting COVID-19, other viruses as part of a pandemic preparedness approach, inflammatory indications, oncology and radioprotection.

Nuclear Medical Countermeasures (Acute Radiation Syndrome):
•
On November 14, 2022, the Company announced acceleration of opaganib’s nuclear radiation protection development program, with newly published data from eight U.S. government-funded in vivo studies, and additional experiments, indicating that opaganib was associated with:

o	Protection of normal tissue, including gastrointestinal, from radiation damage due to ionizing radiation exposure or cancer radiotherapy.
o	Improvement of antitumor activity, response to chemoradiation, and enhancement of tolerability and survival.
•
On February 15, 2023, the Company announced the positive outcome of a scheduled Type B meeting with the U.S. Food and Drug Administration (FDA) for the development of opaganib for Acute Radiation Syndrome (ARS) in which the FDA provided guidance on opaganib's developmental pathway to potential approval under the Animal Rule, utilizing pivotal animal model efficacy studies instead of human clinical trials. Sponsors of approved medical countermeasures are eligible for a Priority Review Voucher.

•
On February 28, 2023, the Company further announced that the Radiation and Nuclear Countermeasures Program (RNCP), of the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, has selected opaganib for the nuclear medical countermeasures product development pipeline as a potential treatment for Acute Radiation Syndrome (ARS). As part of this collaboration, contractors directed and supported by the RNCP will undertake studies, designed in collaboration with RedHill, to test opaganib in established ARS models.

•	Additional collaboration discussions with U.S. and other governments are ongoing.

5 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.
6 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.
7 Opaganib is an investigational new drug, not available for commercial distribution.

COVID-19, pandemic preparedness and other:
•	Demonstrated preliminary evidence of in vitro inhibition of Omicron BA.5 sub-variant (October 2022).
•	Opaganib granted a new United States Patent and Trademark Office (USPTO) patent for the treatment of COVID-19 (October 2022).
•
New in vivo data demonstrating opaganib’s potential to protect against renal damage in acute kidney injury (AKI) published in the International Journal of Nephrology and Renovascular Disease (November 2022).

•	Ongoing preclinical development of opaganib in collaboration with the US Army and NIAID for various anti-viral indications.

RHB-107 (upamostat)8 – A novel broad-acting, host-directed oral antiviral targeting COVID-19, other viruses as part of a pandemic preparedness approach, inflammatory and oncology indications.
•
On January 3, 2023, the Company announced publication of positive data from a Phase 2 study of once-daily oral investigational RHB-107 (upamostat) in non-hospitalized symptomatic COVID-19 patients, in the peer-reviewed International Journal of Infectious Diseases. The study showed that RHB-107 successfully met the primary endpoint of safety and tolerability and delivered promising efficacy results, despite the small number of patients in each treatment group, including faster recovery from severe COVID-19 symptoms and 100% reduction in hospitalization due to COVID-19.

•	Demonstrated preliminary in vitro inhibition of Omicron BA.5 sub-variant in testing conducted by the University of Tennessee in October 2022.
•	Discussions ongoing for external non-dilutive funding for additional Phase 3 COVID-19 development.
•
RHB-107 is also the subject of several cooperative projects, being arranged with government and non-government bodies, on a range of preclinical studies against multiple viral targets, including influenza and Ebola (amongst others).

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Disease9 (NTM)
•
On January 26, 2023, the Company announced that the U.S. Patent and Trademark Office (USPTO) had issued a Notice of Allowance for the granting of a patent covering RHB-204's oral fixed-dose combination, methods for treating pulmonary Mycobacterium avium Complex (MAC) disease, and kits comprising a supply of fixed-dose combination products for treating pulmonary MAC disease. Once issued, the patent is expected to protect RHB-204 through 2041.

•
In August 2022, the European Commission granted Orphan Drug Designation to RHB-204, which is in an ongoing U.S. Phase 3 study, for the treatment of nontuberculous mycobacteria (NTM) disease, providing 10 years of post-approval EU market exclusivity.

RHB-102 (BEKINDA) – Oncology Support
•
On February 16, 2023, the Company announced that following a positive pre-MAA meeting it plans to submit a Marketing Authorisation Application (MAA) to the UK Medicines & Healthcare products Regulatory Agency (MHRA) seeking approval for RHB-102 (Bekinda) for oncology support (management of nausea and vomiting induced by cytotoxic chemotherapy and radiotherapy, also referred to as CINV and RINV) in adults and children over the age of 12.

•	Discussions for potential commercialization partners are ongoing.

8 RHB-107 (upamostat) is an investigational new drug, not available for commercial distribution.
9 RHB-204 is an investigational new drug, not available for commercial distribution.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults10, and Aemcolo® for the treatment of travelers’ diarrhea in adults11. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed, SK2 selective inhibitor targeting multiple indications, including for pandemic preparedness, with a Phase 2/3 program for hospitalized COVID-19 and a Phase 2 program in oncology and a nuclear radiation protection program ongoing; (iii) RHB-107 (upamostat), an oral broad-acting, host-directed serine protease inhibitor with potential for pandemic preparedness, is in late-stage development for treatment of non-hospitalized symptomatic COVID-19, and is targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-102, with expected UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include statements regarding anticipated continued growth in prescriptions, the provision of transition services revenues related to the sale of Movantik, the addition of new revenue generating products, non-dilutive development funding from RHB-107 and its inclusion in a key platform study. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the growth in prescriptions will not continue, that revenues from the provision of transition services to HCR pertaining to the sale of Movantik and the addition of new generating products will not occur; the risk that acceptance onto the RNCP Product Development Pipeline will guarantee ongoing development or that any such development will be completed or successful; the risk that RHB-102 will not be submitted to the UK's MHRA for approval in CINV/RINV, and if submitted may not be approved and if approved may not be successfully commercialized, as well as risks and uncertainties associated with; the risk that opaganib will not be shown to elevate ceramide and reduce sphingosine 1-phosphate (S1P) in cells, increasing the antitumor efficacy of radiation while concomitantly suppressing inflammatory damage to normal tissue, leading to the potential to suppress toxicity from unintended ionizing radiation (IR) exposure and improve patient response to chemoradiation in an oncology & radiological setting, the risk that the FDA does not agree with the Company’s proposed development plans for opaganib for any indication, the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the FDA pre-study requirements will not be met and/or that the Phase 3 study of RHB-107 in COVID-19 outpatients will not be approved to commence or if approved, will not be completed or, should that be the case, that we will not be successful in obtaining alternative non-dilutive development funding for RHB-107, that the obligations of the term loan will not be met and that HCR will take steps to accelerate our payment obligations under our credit agreement with HCR, that we will not be successful in increasing sales of our commercial products, including due to market conditions, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 28, 2023. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate and Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Category: Financials

10 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
11 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
	2022	2021	2020
	U.S. dollars in thousands
NET REVENUES	61,800	85,757	64,359
COST OF REVENUES	33,337	49,406	36,892
GROSS PROFIT	28,463	36,351	27,467
RESEARCH AND DEVELOPMENT EXPENSES	7,279	29,498	16,491
SELLING AND MARKETING EXPENSES	35,442	55,623	49,285
GENERAL AND ADMINISTRATIVE EXPENSES	28,586	32,365	25,375
OPERATING LOSS	42,844	81,135	63,684
FINANCIAL INCOME	13,562	51	270
FINANCIAL EXPENSES	42,387	16,660	12,759
FINANCIAL EXPENSES, net	28,825	16,609	12,489
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	71,669	97,744	76,173

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.12	0.21	0.21

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	December 31,
	2022	2021
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	19,968	29,474
Bank deposits	15	8,530
Restricted cash	16,000	—
Trade receivables	34,521	31,677
Prepaid expenses and other receivables	4,387	4,661
Inventory	11,009	14,810
	85,900	89,152
NON-CURRENT ASSETS:
Restricted cash	150	16,169
Fixed assets	502	572
Right-of-use assets	6,692	3,651
Intangible assets	65,626	71,644
	72,970	92,036
TOTAL ASSETS	158,870	181,188

CURRENT LIABILITIES:
Account payable	4,230	11,664
Lease liabilities	1,032	1,618
Allowance for deductions from revenue	47,870	30,711
Accrued expenses and other current liabilities	17,949	20,896
Borrowing	115,216	—
Payable in respect of intangible assets purchase	11,157	16,581
	197,454	81,470

Borrowing	—	83,620
Payable in respect of intangible assets purchase	—	3,899
Lease liabilities	6,443	2,574
Derivative financial instruments	2,623	—
Royalty obligation	750	750
	9,816	90,843
TOTAL LIABILITIES	207,270	172,313

EQUITY (CAPITAL DEFICIENCY):
Ordinary shares	2,835	1,495
Additional paid-in capital	382,625	375,246
Accumulated deficit	(433,860)	(367,866)
TOTAL EQUITY (CAPITAL DEFICIENCY)	(48,400)	8,875
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)	158,870	181,188

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021	2020
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(71,669)	(97,744)	(76,173)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	5,675	10,212	4,202
Depreciation	2,136	1,914	1,710
Amortization and impairment of intangible assets	6,018	16,235	7,035
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	33,151	5,366	6,032
Fair value (gains) on derivative financial instruments	(13,422)	—	—
Fair value (gains) losses on financial assets at fair value through profit or loss	—	5	94
Issuance costs in respect of warrants	958	—	—
Exchange differences and revaluation of bank deposits	(40)	118	101
	34,476	33,850	19,174
Changes in assets and liability items:
Decrease (increase) in trade receivables	(2,845)	(3,021)	(27,439)
Decrease (increase) in prepaid expenses and other receivables	274	860	(3,277)
Decrease (increase) in inventories	3,801	(8,285)	(4,644)
Increase (decrease) in accounts payable	(7,434)	111	7,369
Increase (decrease) in accrued expenses and other liabilities	(2,947)	(3,186)	19,335
Increase in allowance for deductions from revenue	17,159	12,368	17,076
	8,008	(1,153)	8,420
Net cash used in operating activities	(29,185)	(65,047)	(48,579)
INVESTING ACTIVITIES:
Purchase of fixed assets	(198)	(115)	(406)
Purchase of intangible assets	—	—	(53,368)
Change in investment in current bank deposits	8,500	(8,500)	10,200
Proceeds from sale of financial assets at fair value through profit or loss	—	475	7,925
Net cash (used in) provided by investing activities	8,302	(8,140)	(35,649)
FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of transaction costs	—	—	78,061
Proceeds from issuance of ordinary shares and warrants, net of expenses	23,806	78,536	23,867
Exercise of options into ordinary shares	—	4,006	52
Repayment of payable in respect of intangible asset purchase	(10,878)	(7,397)	—
Increase in restricted cash	—	—	(20,000)
Decrease in restricted cash	—	—	4,000
Payment of principal with respect to lease liabilities	(1,475)	(1,683)	(1,610)
Net cash provided by financing activities	11,453	73,462	84,370
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,430)	275	142
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(76)	(96)	130
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,474	29,295	29,023
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	19,968	29,474	29,295

SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	84	47	414
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	8,182	11,280	6,654
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	5,590	303	2,930
Decrease in lease liability (With corresponding decrease in right of use asset in an amount of $534) resulting from early termination of lease.	587	—	—
Purchase of an intangible assets posted as payable			24,619
Purchase of an intangible asset in consideration for issuance of shares	—	—	1,914